

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 13, 2017

<u>Via E-mail</u>
Brent David Willis
Chief Executive Officer
New Age Beverages Corporation
1700 East 68th Avenue
Denver, CO 80229

> **Re: New Age Beverages Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 13, 2017**
> **File No. 333-215267**

Dear Mr. Willis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2017 letter.

<u>Capitalization, page 26</u>

1. Please revise to disclose the number of issued and outstanding common and Series B preferred shares on an "as adjusted" basis as of September 30, 2016. Also, please provide footnote disclosure explaining how you determined the "as adjusted" amounts of common stock and additional paid-in capital.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Highlights, page 28

2. The amount of your operating expenses on a pro forma basis for the nine month period ended September 30, 2016, as discussed in the third bullet point on page 29 of $3,667,988, does not agree to your pro forma operating expenses for this period reflected in your pro forma statement of operations on page 11 of $8,005,060. Please reconcile and revise these amounts for consistency.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Ken Bart, Esq.
        Bart and Associates, LLC